GOODWIN | PROCTER       Christopher E. Palmer          Goodwin Procter LLP
                        202.346.4253                   Counselors at Law
                        cpalmer@                       901 New York Avenue, N.W.
                        goodwinprocter.com             Washington, D.C.  20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444


                                                          April 19, 2007


Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

         Re:      AXA Equitable Life Insurance Company:
                  ------------------------------------
                  Post-Effective Amendment No. 45 to
                  Form N-4 Registration Statement
                  File Nos. 333-05593 and 811-07659

Dear Sonny:

     On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced filing. We first set forth each specific staff comment and then provide our response.

GENERAL
-------

     Comment 1
     ---------

     We note that the contract provides for a market value adjustment ("MVA") associated with the fixed maturity options. Please confirm that the MVA feature has been registered pursuant to the Securities Act of 1933 ("1933 Act") and provide the file number for its registration.

     Response 1
     ----------

     Interests in the fixed maturity options with the MVA feature have been registered pursuant to the 1933 Act. The file number for the current registration statement is 333-104713.

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 2


PROSPECTUS
----------

     Comment 2 - Accumulator at a glance - key features (page 9)
     ---------

     Please clarify the parenthetical "(subject to tax maximums)" used twice in "Contribution amounts." Corresponding changes should also be made in the chart beginning on page 17.

     Response 2
     ----------

     We have deleted the noted parenthetical references in "key features." We have left the disclosure in the "Contributions amounts" section, which includes the applicable tax maximums. We have also added the parenthetical to the other areas of the chart where it was inadvertently omitted.

     Comment 3 - Fee table (page 11)
     ---------

     Please confirm that all the tables reflect the maximum guaranteed charges.

     Response 3
     ----------

     All tables reflect the maximum guaranteed charges.

     Comment 4 - Fee table (page 11)
     ---------

     The administrative charge should precede the separate account expenses. See order as provided in Item 3 of Form N-4.

     Response 4
     ----------

     We have moved the administrative charge section as suggested.

     Comment 5 - Fee table (page 11)
     ---------

     For consistency, please insert "value" between "cash" and "to" in the second paragraph of the narrative preceding the fee table.

     Response 5
     ----------

     We have corrected this typographical error and inserted the word "value."

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 3


     Comment 6 - Fee table (page 11)
     ---------

     For the fees and expenses table for the minimum and maximum at the bottom of page 12 and for each Portfolio beginning on page 13, please confirm compliance with any new disclosure requirements applicable to those Portfolios with a "fund-of-funds" arrangement including Instruction 17(a) of Item 3 of Form N-4 and Instruction 3(f) of Item 3 of Form N-1A.

     Response 6
     ----------

     We confirm that any required disclosure relative to fund-of-funds arrangements is reflected, including those outlined in Instruction 17(a) of Item 3 of Form N-4 and Instruction 3(f) of Item 3 of Form N-1A.

     Comment 7 - Fee table (page 11)
     ---------

     Please also modify disclosure under "Charges that the Trusts deduct" beginning on page 59 accordingly.

     Response 7
     ----------

     We have modified the disclosure accordingly.

     Comment 8 - Fee table (page 11)
     ---------

     Please confirm that the highest combination of charges is reflected in the Example table beginning on page 15 and that the narrative preceding the table accounts for all applicable charges. For example, it seems that the table should reflect and the narrative should account for the maximum charges associated with any applicable reset as well as the principal guarantee benefit.

     Response 8
     ----------

     The expense example does not reflect the potential higher charge in connection the benefit base reset, because such a charge does not apply given the example's assumption of a 5% investment return, i.e., the benefit base rolls up at 6-1/2% and therefore a reset will never occur.

     We have included the combination of charges for the Guaranteed minimum income benefit together with the Greater of 6-1/2% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit, because these combined expenses are higher than the combined expenses for the Greater of 6-1/2% Roll-Up to age 85 or the Annual Ratchet to age 85 together with the 125% Principal guarantee benefit ("PGB"). We did not consider a combination of

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 4


charges for the PGB and the Guaranteed minimum income benefit, as these features are not available in conjunction with each other.

     Comment 9 - How you can purchase and contribute to your contract (page 17)
     ---------

     Please confirm accuracy of item "(ii)" in the third paragraph, i.e., should it read "have not already been made."

     Response 9
     ----------

     We confirm the accuracy of this item. In brief, we will permit aggregate contributions in excess of 150% of the first year contribution if the owner is 75 or younger; has already reached the 150% contribution limit; and makes ongoing annual contributions that do not exceed 100% of the first year contribution.

     Comment 10 - How you can purchase and contribute to your contract (page 17)
     ----------

     In light of the disclosure provided in the third paragraph, please also modify the second to last sentence of the paragraph following the "contribution amounts" section of the table on page 9.

     Response 10
     -----------

     We believe this section does not require modification. This section is intended to briefly describe the contract's key features. The disclosure states that we reserve the right to limit aggregate contributions to 150% of the first year contributions. That sentence is immediately followed by a cross-reference to the section in which we outline the circumstances under which contributions in excess of 150% rule will be permitted.

     Comment 11 - How you can purchase and contribute to your contract (page 17)
     ----------

     In regard to the last paragraph under "Your choice at the maturity date" on page 29, please explain to the staff why the transfer cannot be made directly to the guaranteed interest option.

     Response 11
     -----------

     As we have discussed, there are certain restrictions on transfers into and out of guaranteed interest account. The procedure was designed to put the money in an option most closely resembling the contract owner's original choice, which was a fixed maturity option. If

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 5


there is no fixed maturity option available, the next default option is the Money Market option, which is the most conservative option available and does not have any restrictions on transfers.

     Comment 12 - Allocating your contributions (page 30)
     ----------

     Disclosure regarding the limitations on investment options as was added in the last paragraph under "General dollar cost averaging program" and the first paragraphs of, respectively, "Fixed-dollar option" and "Interest Sweep option" on page 31 should also be added to the preceding sections under "Allocating your contributions" where appropriate.

     Response 12
     -----------

     We have inserted the appropriate disclosure regarding limitations on investment options in the section entitled "Special dollar cost averaging program."

     Comment 13 - Guaranteed minimum death benefit and Guaranteed minimum income
     ----------   benefit base (page 32)

     Please be clearer as to the interaction between the guaranteed minimum death benefit and the benefit base used to determine the value of the guaranteed minimum income benefit option including whether the election of one of the available death benefits necessarily mandates electing the guaranteed minimum income benefit as well.

     Response 13
     -----------

     We have inserted the following disclosure items:

     In the second paragraph under "Guaranteed minimum death benefit and Guaranteed minimum income benefit base:"

     The benefit base for the Guaranteed minimum income benefit and an enhanced death benefit will be calculated as described below in this section whether these options are elected individually or in combination.

     In the third paragraph under "Guaranteed minimum income benefit:"

     If you elect the Guaranteed minimum income benefit with a "Greater of" death benefit, you can choose between one of the following two combinations:

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 6


     o the Greater of the 6-1/2% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit with the Guaranteed minimum income benefit the includes the 6-1/2% Roll-Up benefit base, or

     o the Greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit with the Guaranteed minimum income benefit the includes the 6% Roll-Up benefit base.

         Comment 14 - Guaranteed minimum death benefit and Guaranteed minimum
         ----------   income benefit base (page 32)

         Please clarify the second paragraph under "Guaranteed minimum income benefit and the Roll-Up benefit base reset" on page 33. The current disclosure seems to reflect the fact that when a contract owner elects both the Guaranteed minimum income benefit and a "greater of" enhanced death benefit, a reset would only be available when both options apply the same 6-1/2% (or 6%) Roll-Up percentage. If this is the case, please state so here and wherever else applicable in the prospectus including disclosure that makes it clear that if the roll-up percentages are different, that a contract owner would forfeit their right to a reset for both options and whether a reset is still available if only one of the two options is elected (for example, see first full paragraph on page
37).

         Response 14
         -----------

         If you choose the Guaranteed minimum income benefit in combination with a "Greater of" enhanced death benefit, the Roll-Up benefit base rate with regard to each option must be the same, i.e., different rates are not permitted. Accordingly, we have modified the disclosure in this paragraph to include the following:

         If you elect both options, they are not available with different Roll-Up benefit bases. Each option must include either the 6% Roll-Up or 6-1/2% Roll-Up benefit base.

         Comment 15 - Guaranteed minimum income benefit option (page 33)
         ----------

         Please confirm whether there should be any variations included in the "Level payments" table on page 34 as a result of the type of contract involved, e.g., IRA, NQ, etc.

         Response 15
         -----------

         There are no variations in the level payments table.

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 7


         Comment 16 - Guaranteed minimum income benefit option (page 33)
         ----------

         Please reconcile the first paragraph under "Guaranteed minimum income benefit 'no lapse guarantee'" on page 34 with the first bullet point of the second bullet list under the same caption on page 35.

         Response 16
         -----------

         We have reconciled the noted first paragraph with the noted bullet point, by adding the following to former (following "as of the beginning of the contract year"):

        "... or in the first contract year, all contributions received in the first 90 days;"

         Comment 17 - Guaranteed minimum income benefit option (page 33)
         ----------

         Please also modify the latter to reflect the 6-1/2% and 6% Roll-Up percentage.

         Response 17
         -----------

         We modified the disclosure to include both Roll-Up rates.

         Comment 18 - Your right to cancel within a certain number of days
         ----------   (page 43)

         Please clarify the meaning of the parenthetical in the first sentence of the second paragraph.

         Response 18
         -----------

         We have modified the parenthetical to include that the loan reserve account is only applicable to TSA contracts.

         Comment 19 - Accessing your money (page 49)
         ----------

         Under "How withdrawals affect your Guaranteed minimum income benefit, Guaranteed minimum death benefit and Principal guarantee benefits" on page 51, please note the absence of disclosure regarding the Principal guarantee benefit.

         Response 19
         -----------

         The disclosure in the first and second paragraphs apply to the guaranteed benefits, including the Principal guarantee benefits, as noted in the section's title. The disclosure in the third paragraph is applicable to the Guaranteed minimum income benefit and the Greater of

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 8


6-1/2% (or 6%) Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit only, as noted in the disclosure.

         Comment 20 - Accessing your money (page 49)
         ----------

         Please modify the reference to "6% of the Roll-Up benefit base" in the second to last sentence of the second paragraph under "Surrendering your contract to receive its cash value" on page 53 accordingly.

         Response 20
         -----------

         We have appropriately modified the reference to include 6-1/2%.

         Comment 21 - Charges and expenses (page 42)
         ----------

         Please confirm accuracy of the last sentences of, respectively, the first and second paragraphs under "Certain Withdrawals" on page 57 as it is unclear whether they should be consistent with each other.

         Response 21
         -----------

         We confirm the accuracy of the sentences. The withdrawal treatment is not consistent between the two benefits.

         Comment 22 - Tax information (page 66)
         ----------

         Please confirm that disclosure is current and reflects all new aspects of the product.

         Response 22
         -----------

         We confirm.

         Comment 23 - More Information (page 84)
         ----------

         Please confirm that disclosure under "About legal proceedings" on page 87 is current.

         Response 23
         -----------

         We confirm that the noted disclosure will be current in the post-effective amendment under Rule 485(b).

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 9


         Comment 24 - More Information (page 84)
         ----------

         Please confirm that the narrative to Appendix V has fully disclosed all charges that are reflected in the illustrations.

         Response 24
         -----------

         We confirm.

PART C
------

         Comment 25
         ----------

         Please include an opinion of counsel and consent to its use for
Exhibit 9.

         Response 25
         -----------

         We include an opinion and consent with the post-effective amendment under Rule 485(b).

         Comment 26
         ----------

         Please note that Item 27 of Part C requires that the number of contracts should be broken out by owners of qualified and non-qualified contracts offered by the registrant.

         Response 26
         -----------

         Per Item 27, the number of contracts will be broken out by owners of qualified and non-qualified contracts offered by the registrant with the post-effective amendment under Rule 485(b).

                                    * * * * *

         The registrant is filing with the Commission a letter including the Tandy representations requested by the staff with the post-effective amendment under Rule 485(b).

GOODWIN | PROCTOR

Sonny Oh, Esquire
April 19, 2007
Page 10


         Please contact me if you have any questions on the Company's responses to the staff's comments. We appreciate your assistance with the filing.

                                             Yours truly,

                                             /s/ Christopher E. Palmer

                                             Christopher E. Palmer


CEP:am

Enclosure